**BD - AMENDMENT**
~~06/27/2024~~01/13/2025

### BD – DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

**YES**

**Ownership Codes: NA - less than 5%           B - 10% but less than 25%   D - 50% but less than 75%**

**A – 5% but less than 10%  C – 25% but less than 50%  E – 75% or more**

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| DAN, BERNARD WILLIAM | I | CEO | 12/2016 | NA | Y | N | 2421761 |
| DORSEY, MICHAEL THOMAS | I | CHIEF COMPLIANCE OFFICER | 03/2022 | NA | N | N | 2560077 |
| ~~HARPEL, JEFFREY KEITH~~ | ~~I~~ | ~~FINOP, PRINCIPAL FINANCIAL OFFICER, PRINCIPAL OPERATIONS OFFICER~~ | ~~04/2017~~ | ~~NA~~ | ~~N~~ | ~~N~~ | ~~1367784~~ |
| JOHNSON, STEPHEN DAVID | I | DIRECTOR | 12/2016 | NA | Y | N | 6766611 |
| KHANDROS, VLAD | I | DIRECTOR | 06/2024 | NA | N | N | 5008812 |
| LITTLEPAGE, KELLY C | I | DIRECTOR | 12/2016 | NA | Y | N | 5557711 |
| OCX GROUP INC | DE | SOLE MEMBER | 12/2016 | E | Y | N | 47-4149392 |
| RIP, OLGA | I | FINOP, PRINCIPAL FINANCIAL OFFICER, PRINCIPAL OPERATIONS OFFICER | 01/2025 | NA | N | N | 5440553 |
| SUTH, RICHARD JR | I | DIRECTOR | 03/2017 | NA | N | N | 2164733 |
| TURTLE, WILLIAM RAYMOND | I | COO | 01/2024 | NA | N | N | 6254805 |